MUSICIAN’S EXCHANGE 1140 LILAC CHARM AVE. LAS VEGAS, NEVADA 898183 702-400-4863

December 2, 2009
Ta Tanisha Meadows
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Musician’s Exchange
            Item 4.01 Form 8-K
            Filed October 30, 2009
            File No. 333-149446

Dear Ta Tanisha Meadows,

This correspondence is in response to your letter dated November 3, 2009 in reference to our filing of the Item 4.01 Form 8-K filed October 30, 2009 on behalf of Musician’s Exchange, File No. 333-149446.

Item 4.01 8-K filed October 30, 2009

1.
Please disclose whether the decision to dismiss Seale and Beers, CPAs was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Answer:  We do not have any audit or similar committee of the board of directors. We amended our filing to disclose that on October 26, 2009, our Board of Directors made the recommendation, decision and approved the decision to dismiss Seale and Beers, CPAs.

2.
Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comment. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. Please ensure that the updated letter includes the conformed language of your former accountant and refers to the appropriate date of the Form 8-K.

Answer:  We have included an updated Exhibit 16 – Former Auditor’s Letter to the filing of the amended 8-K.

In connection with the response to your comments, Musician’s Exchange (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

/S/ Daniel R. Van Ness
    Daniel R. Van Ness, Chief Executive Officer
    Musician’s Exchange

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group